

Let's Change the Way We Work.
BTPAUTOMATION
Become an Investor!
https://wefunder.com/btpautomation



Fernando Avila · 3rd

Leader of Corporate Travel Data Management Innovation, Strategist, Entrepreneur

Plano, Texas, United States · Contact info

429 connections

Message | More

BTP Automation

cel

About

Fernando is an innovator in the area of business intelligence, corporate travel data management process and co-founder of the Business Travel Performance Index. He is a frequent presenter and panelist on corporate travel data management topics and also provides travel managers strategic program management and resources to transform hotel program focus from tactically sourcing hotels to strategically managing their hotel par ...see more

Featured

Link



Click this video to meet Fernando

YouTube

I'm very open to networking and being of service to like-minded professionals in the corporate travel marketplace and look forward to being of service!

A new revolution has begun in formal e-...

Activity

428 followers

+ Follow

Fernando Avila reshared a post · 2h



Fernando Avila reshared a post · 4d



Show all activity →

Experience

Founder

BTP Automation

Nov 2015 - Present · 6 yrs 8 mos

Plano, TX

Corporate travel managers and travel management companies use Business Travel Performance Index (BTP Index) to:

- Change their travel management focus from annual sourcing to strategic program management.
- Reduce time to source hotels from the annual average of 4-6 months down to a few hours per month.
- Transform the hotel program from a cost center to an operational powerhouse with demonstrable bottom-line impact.
- Provide direct access to customized KPIs and reporting, tracked daily and accessible 24/7
- Maximize the corporate travel team by leveraging BTP's resources to take action on cost savings opportunities that can't be achieved through technology alone.




Corporate Consultant

Entrepreneur

1994 - Present · 28 yrs 6 mos

Dallas/Fort Worth y alrededores, Estados Unidos

Have envisioned and lead the development of several business intelligence solutions to maximize the use of corporate travel data in an effort to maximize the value of corporate travel programs. ...see more

Director Sales and Marketing Mexico and Central America

British Airways

1992 - 1994 · 2 yrs

Mexico City

Various operational positions, sales executive and sales manager

American Airlines

1984 - 1991 · 7 yrs

Mexico City and Monterrey Mexico

Education

Education

cel

Volunteering

Catholic charities
Mexico City

Skills

Strategic Planning
Endorsed by Luis Angel Adame Torres who is highly skilled at this
9 endorsements

Business Strategy
7 endorsements

Leadership
Endorsed by Alexis Goggin who is highly skilled at this
6 endorsements

Show all 5 skills →

Recommendations

Received Given

Nothing to see for now
Recommendations that Fernando receives will appear here.

Publications

BTN
US

Other authors

Organizations

ACTE / Association of Corporate Travel Executives
member

GBTA / Global Business Travel Association

Interests

Influencers Companies Groups Schools

Mike Bloomberg · 2nd
Entrepreneur, philanthropist, UN Secretary-General's Special Envoy for Climate Ambition & Solutions, WHO Global Ambassador for Noncommunicable Diseases and Injuries, mayor of NYC, father, grandfather, and data nerd.
2,542,378 followers
+ Follow

Arne Sorenson · 3rd
President and CEO at Marriott International
818,809 followers
+ Follow

Show all 5 influencers →